DOUGLAS D. NGUYEN, ESQ
3805 Crestwood Parkway, Suite 350, Duluth, GA 30096
dougnguyen@vodi.io

I. EXPERIENCE

1. **MilTec Platform, Inc.** (dba "**Vodi**") – Duluth, GA; General Counsel from 2014 to Present
   Job Description: Oversee all legal matters, including reviewing and negotiating contracts, ensuring company is in compliance with all regulatory requirements; work with outside legal counsels on certain legal matters (e.g., IP protection, fund raising, etc.)
2. **Lunex Group, Inc**. – Duluth, GA; General Counsel from 2007 to Present
   Job Description: Oversee all legal matters in connection with the company, including reviewing and negotiating contracts, ensuring company is in compliance with all regulatory requirements; work with outside legal counsels on certain specific legal matters (e.g., IP protection, litigation, etc.)
3. **PriceWaterhouse Coopers** – Washington, D.C.; Tax Attorney/Consultant from 2006 to 2007
   Job Description: Tax attorney/consultant for PwC's National Tax Practice, advised Fortune 100/500 clients on international tax and taxation of financial products issues.
4. **Deloitte** – Minneapolis, MN and Houston, TX; Tax Attorney/Consultant from 2004-2006
   Job Description: Tax attorney/consultant, advised Fortune 100/500 clients on international tax and taxation of financial products issues.
5. **Wachovia Bank** – Charlotte, NC; In-House Associate Tax Counsel from 2002-2004
   Job Description: In-House Associate Tax Counsel to the bank; reviewed projects and large transactions for certain tax risks; worked with outside law firms and accounting firms on certain large projects and important tax opinions.
6. **Ernst & Young** – New York, NY; Tax Attorney/Consultant from 2000-2001
   Job Description: Tax attorney/consultant, advised Fortune 100/500 clients on international tax matters.
7. **KPMG** – New York, NY and Saigon, Vietnam; Tax Attorney/Consultant from 1997-2000
   Job Description: Tax attorney/consultant, advising Fortune 100/500 clients on international tax matters.
8. **Senior U.S. District Judge Dickinson R. Debevoise** – Newark, NJ; Law Clerk from 1994-1996
   Job Description: Judicial law clerk to Judge Debevoise; assisted Judge Debevoise with legal research and drafted legal opinions and advisory legal memorandums; supervised interns.

II. EDUCATION

- **University of Florida Law School** - Gainesville, FL; LL.M Degree in Taxation (2002)
- **Rutgers University School of Law** - Newark, NJ; J.D. Degree (1994)
- **Drew University** – Madison, NJ; B.A. Degree in Economics (1991)

III. BAR MEMBERSHIP

Admitted to practice law in New York, New Jersey, Minnesota and Georgia.